848 N. Rainbow Blvd., #2987 Las Vegas, NV, 89107

November 2, 2017

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: John Reynolds

Re:

Pacific Gold & Royalty Corp.
Registration Statement on Form 10
Filed October 4, 2017
File No. 000-32629

Dear Mr. Reynolds:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 30, 2017, setting forth comments to the Registration Statement on Form 10 filed by Pacific Gold & Royalty Corp. (the “Company”) on October 4, 2017. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

General

1.

Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Response: The Company is aware of and acknowledges its filing responsibilities under the Securities Exchange Act of 1934.

2.

Please tell us how you determined you are an emerging growth company as it appears your common equity securities were sold pursuant to a registration statement under the Securities Act 1933 that was taken effective on June 25, 2007.  If you are not an emerging growth company please revise your disclosure on page 2 to reflect your current status clearly.

Response: The Company has removed the reference to itself as an Emerging Growth Company.

3.

Please reconcile the company name and description of your securities with Exhibit 3.

Response: The Company has amended its Form 10 filing to include in its Exhibit 3 disclosure the amended Articles of Incorporation filed with the State of Wyoming to reflect its name change, authorized shares and par value changes.

Business, page 2

4.

Your disclosure refers to mining claims and royalties on mining property in Nevada and Colorado, although your disclosure covers only the Colorado property. Please disclose the Nevada property according to Item 102 of Regulation S-K and Industry Guide 7, or tell us why disclosure is not required.

Response: Item 102 of Regulation S-K states “…of the principal plants, mines and other materially important physical properties of the registrant and its subsidiaries.”

The two Nevada properties in question (including the mining claims) are no longer owned by the Company and have not been for more than 2 years and as such the Company does not have full and complete access to all of the current information about the properties and equipment located at the properties, thus the Company has only disclosed the nature of the Royalty agreements and amounts that may become due to the Company in the future.

Project W

5.

Please describe clearly the terms of the option and asset sale agreement with Pilot Metals and clarify what royalty payments have been made that you reference in the last sentence of this section.

Response: We have amended the Form 10 filing to provide the complete history of agreement amendments and payments that have been made to the Company regarding the sale of Project W, as well as clarified to whom payments were made by the Company.

Graysill…page 2

6.

Please reconcile your plans to sell the Graysill claims as disclosed on page F-19 with your statements in this section that Phases 2 and 3 should proceed, clarifying the plans for this property.

Response: Western Uranium has decided on October 26, 2017 to terminate its LOI to purchase the Graysill project. We have edited page 6 to clarify this in the Form 10 filing and the Company plans to continue with its current plans for developing the Graysill project as outlined in the Form 10.

Properties, page 8

7.

Please reconcile your disclosure regarding your head office with the disclosure on the cover page and in your articles of continuance.

Response: The address on the cover page of the Form 10 has been corrected. The address in the Articles of continuance is strictly the address of the registered agent of the company.

Management’s Discussion and Analysis, page 7

Liquidity and Capital Resources, page 7

8.

We note your disclosure references substantial doubt about your ability to continue as a going concern. Please address the length of time you will be able to fund your business out of existing funds and your plans to finance operations going forward. We note your statements that you need capital to continue your operations. Provide the disclosure required by Item 101(a)(2) and Instruction 5 of Item 303(a) of Regulation S-K. Refer to footnote 43 in Securities Act Release No. 33-8350 for guidance.

Response: For the next 12 months the Company has a commitment from its CEO to advance funds as necessary to meeting our operating requirement. Additionally, the Company has received its first royalty check from its Nevada Rae Gold royalty and is expecting to begin to receive more substantial payments from this royalty in 2018. We have changed the disclosure on page 7 of the Form 10.

9.

Please describe the terms of your principal indebtedness including the maturity and interest rate of your promissory notes.

Response: We have inserted a paragraph describing the main terms of the Notes payable into the Liquidity and Capital Resources section of the Report.

Certain Relationships and Related Transactions, page 10

10.

Please update the disclosure in the section including the August 2017 issuances of common stock to a related party.

Response: The requested disclosure was added to page 11 of the Form 10.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 10.

11.

We note the revocation of your registration under the Exchange Act pursuant to Section 12(j) on August 4, 2017. Please explain your delinquent status, including identification of any missing Exchange Act filings.

Response: The requested disclosure has been inserted in page 12 of the Form 10.

Exhibits, page 15

12.

Please file the 2013 Equity Performance Plan as an exhibit, as required by Item 601(b)(10) of Regulation S-K or advise.

Response: Exhibit 10.2 has been changed to show the requested document.

13.

Please file a complete copy of Exhibit 10.3 together with all attachments thereto, as required by Item 601(b)(10) of Regulation S-K, or, if applicable comply with Item 601(b)(2). Also, tell us which section of the agreement provides for the 10% finder’s fee referenced on page 2 of the registration statement.

Response: Exhibit 10.3 has been amended to include the requested documents in the exhibit. The finder’s fee agreement is now included as part of the exhibit.

14.

Please file all of the agreements with Pilot Metals including the February 2014 amendment and any related deed of trust, or advise, as required by Item 601(b)(10) of Regulation S-K.

Response: Exhibit 10.1 has been updated to include the requested documents.

Exhibit 23.1 – Consent of Accell Audit and Compliance, P.A.

15.

Your auditor’s consent references their report dated September 29, 2017, while the report included in your filing is dated as of September 25, 2017. Please obtain and file a revised consent that references the appropriate audit report.

Repsonse: The Audit report was completed on September 29, the Auditor consent provided for the Form 10 on September 29, this has been corrected in the Form 10. We have provided a new auditor consent with a current date for the Amended Form 10.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (647) 288-1506.

Sincerely,

Robert Landau, Chief Financial Officer